Mail Stop 4561
Via Fax (604) 608-8775

March 25, 2008

Griffin Jones
Chief Financial Officer and Director
Alternet Systems, Inc.
One Glen Royal Parkway, Suite 401
Miami, FL 33125

Re: **Alternet Systems, Inc.**
        Form 8-K filed March 19, 2008
        File No. 000-31909

Dear Mr. Jones:

            We have completed our review of your 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant